

Mail Stop 3561

January 29, 2018

Via E-mail
Mr. Joshua L. Proffitt
Executive Vice President and Chief Financial Officer
LHC Group, Inc.
901 Hugh Wallis Road South
Lafayette, LA 70508

> **Re:  LHC Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 001-33989**

Dear Mr. Proffitt:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining